FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5
(Print or Type Responses)

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
	BVF Partners L.P.				April 14, 2003		Array BioPharma, Inc. ("ARRY")

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
227 West Monroe Street, Suite 4800						Director	X 10% Owner
(Street)						Officer (give title below)	Other (specify below)
								7.	Individual or Joint/Group Filing
Chicago, Illinois 60606									(Check Applicable Line)
	(City)	(State)	(Zip)						Form filed by One Reporting Person X Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		2,939,735		(I)		(1)

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

SEC 1473
(03-99)

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FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1)
The shares reported in this response are directly beneficially owned by BVF Partners L.P., a Delaware limited partnership ("Partners"), the designated filer of this joint filing on Form 3, and its general partner, BVF Inc., a Delaware Corporation ("BVF, Inc."), which is also an investment advisor to Partners. Partners is the general partner of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF, L.P."), an investment limited partnership that directly beneficially owns 951,685 of the shares of Common Stock reported in Table I. Partners is also the general partner of Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), an investment limited partnership which directly beneficially owns 537,450 of the shares of Common Stock reported in Table I. Partners is the manager of BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), which beneficially owns 1,450,600 of the shares of Common Stock reported in Table I. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in the shares of Common Stock reported in Table I as being beneficially owned by Investments. Mark N. Lampert is, for the purpose of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities covered by this joint filing.

BVF Partners L.P.
By:	BVF Inc., its general partner
By:	/s/ MARK N. LAMPERT ** Signature of Reporting Person	April 16, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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FORM 3 (Continued)	List of the names and addresses of other reporting persons:
1.	Biotechnology Value Fund, L.P.	BIOTECHNOLOGY VALUE FUND, L.P.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its general partner

			By:	BVF Inc., its general partner

				By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory	April 16, 2003 Date

2.	Biotechnology Value Fund II, L.P.	BIOTECHNOLOGY VALUE FUND II, L.P.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its general partner

			By:	BVF Inc., its general partner

				By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory	April 16, 2003 Date

3.	BVF Investments, L.L.C.	BVF INVESTMENTS, L.L.C.
227 West Monroe Street, Suite 4800
	Chicago, Illinois 60606	By:	BVF Partners L.P., its manager

			By:	BVF Inc., its general partner

				By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory	April 16, 2003 Date

4.	BVF Inc.	BVF INC.
One Sansome Street, 31st Floor
	San Francisco, California 94104	By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory			April 16, 2003 Date

5.	Mark N. Lampert One Sansome Street, 31st Floor San Francisco, California 94104	By:	/s/ MARK N. LAMPERT **Signature of Reporting Person Authorized Signatory			April 16, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.